Filed by Village Bank and Financial Trust Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: River City Bank

ELECTION FORM AND LETTER OF TRANSMITTAL

This Election Form is being delivered in connection with the Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) by and among Village Bank and Trust Financial Corp., Village Bank and River City Bank whereby River City Bank will merge with and into Village Bank, a wholly owned subsidiary of Village Bank and Trust Corp.

Mailing Address: Registrar and Transfer Company Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016-0645

EXCHANGE AGENT: REGISTRAR AND TRANSFER COMPANY

To be effective, this Election Form must be received by the Exchange Agent no later than 5:00 p.m. Eastern Time on September 25, 2008 together with the stock certificate(s) representing such shares of River City Bank common stock or a Notice of Guaranteed Delivery. Please read the instructions carefully before completing this form.

For assistance: (800) 368-5948

By Hand: Registrar and Transfer Company Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016

DESCRIPTION OF CERTIFICATES SURRENDERED
Certificate(s) Enclosed (Attach List if necessary)
(See Instructions) Name(s) and Address of Registered Holder(s)	Certificate Number(s)	Total Number of Shares Represented by Certificate(s)

TOTAL SHARES

☐ Check the box to the left if you have lost any of your River City Bank stock certificates and complete the Affidavit For Lost Stock Certificates on the reverse side (See Instruction B5).

ELECTION OPTIONS (MARK ONLY ONE BOX) EXPIRATION 5:00 P.M. EASTERN TIME ON SEPTEMBER 25, 2008

(See Instruction A(3))

☐	ALL STOCK ELECTION: Exchange all shares for one share of Village Bank and Trust Financial Corp. common stock for each River City Bank share, plus cash in lieu of any fractional shares (“Stock Election”).

☐	ALL CASH ELECTION: Exchange all shares for cash ($11.00 per share) (“Cash Election”).

☐	COMBINATION STOCK/CASH ELECTION: Exchange 80% of your shares of River City Bank common stock for Village Bank and Trust Financial Corp. common stock and the remainder in cash (“Combination Election”).

☐	NO ELECTION: No preference with respect to the receipt of either Village Bank and Trust Financial Corp. common stock or cash.

IMPORTANT: IF YOU DO NOT SELECT AN OPTION OR SELECT MORE THAN ONE, IT WILL BE ASSUMED THAT AS TO THESE SHARES YOU HAVE NO PREFERENCE AND THE SHARES SHALL BE DESIGNATED NO ELECTION SHARES. IN ADDITION, YOUR ELECTION IS SUBJECT TO CERTAIN LIMITS AND ALLOCATION PROCEDURES SET FORTH IN THE MERGER AGREEMENT.

It is understood that this election is subject to the terms, conditions and limitations set forth in the Merger Agreement and this Election Form. In particular, all elections are subject to the limitation that, on an aggregate basis, 80% of River City Bank common stock will be converted into Village Bank and Trust Financial Corp. common stock and 20% of River City Bank common stock will be converted into cash. Village Bank and Trust Financial Corp. cannot, therefore, ensure that all River City Bank shareholders will receive their election choices. Any adjustments to the elections will be made in accordance with the allocation and proration procedures set forth in the Merger Agreement that is attached as Annex A to the Joint Proxy Statement/Prospectus.

                  The undersigned represents and warrants that the undersigned has full power and authority to submit, sell, assign and transfer the above described shares of River City Bank common stock and that when accepted for exchange by Village Bank and Trust Financial Corp. will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances. The undersigned irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with full power of substitution to exchange certificates formerly representing shares of River City Bank together with accompanying evidence of transfer and authenticity, for certificates representing shares of Village Bank and Trust Financial Corp. or cash, as set forth under “Election Options” and as provided in the Merger Agreement. Delivery of the enclosed certificate(s) shall be effected, and the risk of loss and title to such certificate(s) shall pass, only upon proper delivery thereof to the Exchange Agent. All authority herein conferred shall survive the death or incapacity of, and any obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of, the undersigned.

SPECIAL PAYMENT AND/OR ISSUANCE INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(See Instructions B1 and 2)	(See Instruction B4)

To be completed ONLY if (i) the new certificate to be issued and/or (ii) the check in exchange for the certificate(s) surrendered herewith are to be issued in the name of someone other than the undersigned. The taxpayer identification number of the new owner must be provided. (See Instruction B7)

Complete ONLY if the new certificate and/or the check, as applicable, is to be delivered to someone other than the undersigned or to the undersigned at an address other than that shown under the undersigned’s name at the top of the letter.

Issue and deliver new certificate and/or check to:	Mail new certificate and/or check to:

Name:	Name:
(Please Print First, Middle & Last Name)	(Please Print First, Middle & Last Name)

Address:	Address:

(including Zip Code)	(including Zip Code)

Dated

IMPORTANT – THE BOX BELOW MUST BE SIGNED AND DATED AND THE SUBSTITUTE FORM W-9 ON THE REVERSE SIDE MUST BE COMPLETED WITH SIGNATURE AND TAX ID NUMBER
IMPORTANT	MEDALLION SIGNATURE GUARANTEE
SHAREHOLDER SIGN HERE (Also Complete Substitute Form W-9)	Required only if Special Payment and/or Issuance Instructions are provided. (See Instruction B2)

X

X
Must be signed by registered holder(s) exactly as name(s) appear on stock certificate(s). If signature is by attorney, executor, administrator, trustee or guardian, agent or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction B1.

Dated

Name(s):
(Please Print)

Capacity:
Area Code and Telephone No.:

The signature(s) should be guaranteed by an Eligible Financial Institution or a member of a registered National Securities Exchange or the NASD pursuant to Securities and Exchange Commission Rule 17Ad-15.

.

PAYER’S NAME: VILLAGE BANK AND TRUST FINANCIAL CORP.

SUBSTITUTE

Form W-9

(Rev. October 2007)

Department of the Treasury

Internal Revenue Service

Request for Taxpayer

Identification Number and Certification

Please fill in your name and address below.

Name (as shown on your income tax return)

Part 1 — Taxpayer Identification Number (TIN) - Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions in the Guidelines. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN in the Guidelines.

Note. If the account is in more than one name, see the chart in the Guidelines for guidelines on whose number to enter.

| | Social Security Number(s) OR | Employer Identification Number(s)

Business name, if different from above

Check appropriate box:

☐ Individual/Sole proprietor   ☐ Corporation

☐ Partnership                          ☐ Other

                                                      (see instructions)

☐ Limited liability company.

     Enter the tax classification

     (D=disregarded entity,

     C=corporation, P=partnership)

☐ Exempt payee

Address (number, street, and apt. or suite no.)

City, State and ZIP Code

List account number(s) here (optional)

Part 2 — Certification — Under penalties of perjury, I certify that:

(1)     The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2)     I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)     I am a U.S. citizen or other U.S. person (defined below).

Certification Instructions — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

Sign Here

Signature of

U.S. person                                                                DATE                  , 20

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE WITHHOLDING RATE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. PLEASE REVIEW INSTRUCTION B7 FOR ADDITIONAL INFORMATION.

INSTRUCTIONS

A. Special Conditions

1. Time in which to Make an Election. To be effective, a properly completed Election Form accompanied by the stock certificate(s) representing all of the holder’s shares of River City Bank common stock or a Notice of Guaranteed Delivery must be received by Registrar and Transfer Company, the Exchange Agent, not later than 5:00 p.m., Eastern Time on September 25, 2008 (“Election Deadline”). Holders of River City Bank common stock whose Election Form and certificate(s) are not so received or who revoke their Election Form will be considered a Non-Electing Shareholder. See Instruction A7 below. The method of delivery of all documents is at the option and risk of the River City Bank shareholder, but if sent by mail, registered mail, properly insured, with return receipt requested, is recommended.

2. Description of Certificates. Insert in the box at the top of the Election Form marked “Description of Certificates Surrendered” the certificate number(s) of the River City Bank common stock certificate(s) that you are surrendering herewith, the number of shares represented by each certificate, and the name(s) and address(es) of the registered owners of such certificates. If the space provided is insufficient, attach a separate sheet listing this information.

3. Election Options. In the box marked “Election Options,” indicate whether you would like to receive in exchange for your shares of River City Bank common stock, only shares of Village Bank and Trust Financial Corp. common stock, only cash, a combination of common stock and cash or “No Election”. Mark only one selection in this box. The Merger Agreement limits the amount of cash and the amount of Village Bank and Trust Financial Corp. common stock that can be issued in the Merger, and it thus may not be possible for all elections to be honored in full. To find out more about these limits and the allocation method that will be used, please see “Cash or Common Stock Election; Surrender of Stock Certificates” and “Allocation and Proration Procedures” on pages 59-62 of the Joint Proxy Statement/Prospectus.

4. Change or Revocation of Election. A holder of shares of River City Bank common stock who has made an election may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

5. Joint Forms of Election. Holders of shares of River City Bank common stock who make a joint election will be considered to be a single holder of such shares. Joint Election Forms and Letters of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g. “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If this Election Form is submitted as a joint Election Form, each record holder of shares of River City Bank common stock covered hereby must properly sign this Election Form in accordance with Instruction B1, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form are eligible to do so.

6. Forms of Election Nominees. Any record holder of shares of River City Bank common stock who is a nominee may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of Elections covering up to the aggregate number of shares of River City Bank common stock owned by such record holder. However, upon the request of Village Bank and Trust Financial Corp. such record holders will be required to certify to the satisfaction of Village Bank and Trust Financial Corp. that such record holder holds such shares of River City Bank common stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form is so submitted will be treated as a separate shareholder of River City Bank for purposes of allocation Village Bank and Trust Financial Corp. common stock and cash payments to be issued upon consummation of the Merger.

7. Shares as to Which No Election is Made. Holders of shares of River City Bank common stock who mark the “No Election” box on this Election Form, or who fail to submit a properly completed Election Form together with certificate(s) representing their shares of River City Bank common stock by the Election Deadline, or who revoke their previously submitted Election Form and fail to submit a properly completed Election Form together with certificate(s) representing their shares of River City Bank common stock (“Non-Electing Shareholder”), shall receive Village Bank and Trust Financial Corp. common stock in exchange for 80% of their shares of River City Bank common stock and cash in exchange for 20% of their shares of River City Bank common stock.

B. General.

1. Signatures. The signature (or signatures, in this case of certificates owned by two or more joint holders of certificates for which a joint Election Form is submitted) on the Election Form should correspond exactly with the name(s) as written on the face of the certificate(s) unless the shares of River City Bank common stock described on this Election Form have been assigned by the registered holder(s), in which event this Election Form should be signed in exactly the same form as the name of the last transferee indicated on the transfer attached to or endorsed on the certificate(s).

If this Election Form is signed by a person other than the registered owner of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered owner(s) in the name(s) that appear on the certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on this Election Form must be guaranteed by an eligible financial institution or broker who is a member/participant in a Medallion Program approved by the Securities Transfer Association, Inc.

If this Election Form is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or by any others acting in a representative or fiduciary capacity, the person signing, unless he or she is the registered owner, must give such person’s full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded to the Exchange Agent with this Election Form.

The certificate(s) may be surrendered by a firm acting as agent for the registered holder)s) if such firm is a member of a registered National Securities Exchange or of the NASD or is a commercial bank or trust company in the United States.

2. Special Payment and/or Issuance Instructions. If checks or certificates representing Village Bank and Trust Financial Corp. common stock are to be payable to the order of or registered in other than exactly the name(s) that appear(s) on the certificate(s) representing shares of River City Bank common stock being submitted herewith, the certificate(s) submitted herewith must be accompanied by appropriate signed stock power(s), and the signature(s) appearing on such stock power(s) and on this Election Form must be guaranteed by an Eligible Financial Institution or broker who is a member/participant in a Medallion Program approved by the Securities Transfer Association, Inc. Please also check the appropriate box in “Special Payment Instructions” on the Election Form.

3. Stock Transfer Taxes. It will be a condition to the issuance of any check or certificate representing shares of Village Bank and Trust Financial Corp. common stock in any name(s) other than the name(s) in which the surrendered certificate(s) for shares of River City Bank common stock is (are) registered that the person(s) requesting the issuance of such check or certificate representing shares of Village Bank and Trust Financial Corp. common stock either pay to the Exchange Agent any transfer or other taxes required by reason of such issuance, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

4. Special Delivery Instructions. If checks or certificates representing shares of Village Bank and Trust Financial Corp. common stock are to be delivered to someone other than the registered holder(s), or to the registered holder(s) at an address other than that appearing above, please check the appropriate box in “Special Delivery Instructions” and insert the appropriate address in the space provided on this Election Form.

5. Lost Certificate. If your certificate(s) representing shares of River City Bank common stock has (have) been lost, stolen or destroyed, you should check the box on the face of the Election Form indicating that the certificate(s) is lost, complete the rest of the form, including the Affidavit For Lost Stock Certificate(s) below and return it to the Exchange Agent, along with a check payable to Travelers Casualty & Surety Company of America in the amount of 1.5% of the market value of the lost certificate(s) (at $11.00 per share) and with any certificate(s) of Village Bank and Trust Financial Corp. common stock in your possession (bond premium calculation: current market value x number of shares lost, stolen or destroyed x 1.5% = bond premium - example 100 shares of River City Bank x 11.00 MV x 1.5% = $16.50 bond premium (minimum $25.00). If your bond premium exceeds $3,750 you must contact Registrar and Transfer Company (800)368-5948 immediately.

The Election Form and related documents cannot be processed until the lost, stolen or destroyed certificate(s) has (have) been replaced. If all the necessary documents are not returned prior to the Election Deadline, your Election will be deemed a “No Election”.

AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)

The undersigned hereby attests and certifies the following: That I am the lawful owner of the certificate(s) listed on this letter of transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed, hypothecated, sold or had their ownership pledged or encumbered in any form, whatsoever.

In requesting the replacement of this certificate(s), I hereby agree that: If these certificate(s) are subsequently located, they will be tendered for cancellation. That I indemnify, protect and hold harmless Village Bank and Trust Financial Corp., Travelers Casualty & Surety Company of America, and Registrar and Transfer Company, and any other party from and against all losses, expenses, costs and damages including legal fees that may be subjected to these parties at any time in the future as a result of the cancellation and replacement of the certificate(s). All rights accruing to these parties will not be limited by their negligence, breach of duty, accident, or other obligation on the part of or by any officer or employee of the parties.

I acknowledge that the certificate(s) will be replaced under an insurance bond underwritten by Travelers Casualty & Surety Company of America. My check, payable to the Travelers Casualty & Surety Company of America, to cover the premium of 1.5% of the market value of the stock (minimum $25.00), is enclosed. I further acknowledge that any filing of an insurance application with materially false or misleading information is a fraudulent insurance act and may be considered a crime.

Note: If your bond premium exceeds $3,750 you must contact Registrar and Transfer Company (800)368-5948 immediately.

Sign Here:
Co-Owner, if any: Date: , 20

6. Determination of Questions. All questions with respect to this Election Form and Elections made by holders of shares of River City Bank common stock (including, without limitation, questions relating to the time limits or effectiveness or revocation of any Elections and questions relating to computations as to allocations) will be determined by Village Bank and Trust Financial Corp. and/or the Exchange Agent, whose determination shall be conclusive and binding. Village Bank and Trust Financial Corp. shall have the absolute right to reject any and all Election Forms and Letters of Transmittal not in proper form or to waive any irregularities in any such form, although it does not represent that it will do so. Village Bank and Trust Financial Corp. and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of River City Bank common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither Village Bank and Trust Financial Corp. nor the Exchange Agent is under any obligation to notify a holder of shares of Village Bank and Trust Financial Corp. common stock of any defect in an Election Form.

7. Important Tax Information: Substitute Form W-9. Each surrendering shareholder is required to provide Registrar and Transfer Company with such holder’s correct Taxpayer Identification Number (“TIN”) on the above Substitute Form W-9 and to certify whether the shareholder is subject to backup withholding. Failure to provide such information on the form, may subject the surrendering shareholder to federal income tax withholding at the applicable withholding rate on payments made to such surrendering shareholder with respect to the shares. If such holder is an individual, the TIN is his or her Social Security number. A holder must cross out item (2) in Part 2 of Substitute Form W-9 if such holder is subject to backup withholding.

Certain holders, (including, among others, all corporations and certain foreign individuals) are exempt from these backup withholding and reporting requirements. Exempt holders should indicate their exempt status by checking the box in the Substitute Form W-9 above. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement, signed under penalties of perjury, attesting to such individual’s exempt status. Forms of such statements may be obtained from Registrar and Transfer Company. If backup withholding applies, Registrar and Transfer Company is required to withhold tax at the applicable rate of any payments made to the holder or other payee. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

8. Inquiries. All inquiries with respect to the surrender of certificates of common stock should be made directly to the Exchange Agent, Registrar and Transfer Company, at 1- 800-368-5948, or via email to info@rtco.com.

ELECTION INFORMATION BOOKLET

The Election Information Booklet provides answers to frequently asked questions regarding how to make your election in connection with the proposed merger of River City Bank with and into Village Bank, a wholly-owned subsidiary of Village Bank and Trust Financial Corp. This booklet does not contain all of the information that is important to you and we urge you to read carefully the instructions in the Election Form and the Letter of Transmittal (the “Election Form”). After reviewing these materials, please complete the Election Form and send it in the enclosed envelope, along with your River City Bank stock certificate(s) or a Notice of Guaranteed Delivery, to Registrar and Transfer Company (the “Exchange Agent”). If you have additional questions after reading this material, you should contact Registrar and Transfer Company at 800-368-5948.

The deadline for receipt of your Election Form and stock certificates (or Notice of Guaranteed Delivery) is 5:00 p.m., Eastern Time, on September 25, 2008. We anticipate that the effective date of the merger will occur in the fourth quarter of 2008 pending the successful completion of a number of conditions, including the approval of the River City Bank and Village Bank and Trust Financial Corp. shareholders.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form?

On March 9, 2008, River City Bank, Village Bank and Village Bank and Trust Financial Corp. entered into a Merger Agreement whereby River City Bank will merge with and into Village Bank. Pursuant to the Merger Agreement, you, as a River City Bank shareholder, have the opportunity to elect how you will exchange your shares of River City Bank stock. You may elect to receive one share of Village Bank and Trust Financial Corp. common stock, $11.00 in cash, or a combination of Village Bank and Trust Financial Corp. common stock and cash, for the shares of River City Bank common stock that you own. You also have the option to elect no preference as to whether you receive cash, shares of Village Bank and Trust Financial Corp. common stock or a combination thereof.

2.	What is the Election Form?

The enclosed Election Form does two things. First, it lets us know your preferred form of payment for your shares of River City Bank common stock (i.e., cash, shares of Village Bank and Trust Financial Corp. common stock or a combination of both). Second, it allows you to surrender your River City Bank stock certificate(s) in order to receive payment for the shares of River City Bank common stock you own upon completion of the merger.

3.	How do I use the Election Form?

You should refer to the back page of the Election Form for a complete set of instructions. A summary of the instructions follows:

When completed, sign and date the Election Form, indicating how you want to receive payment for your shares of River City Bank common stock, and mail it to Registrar and Transfer Company in the enclosed envelope, along with your River City Bank stock certificates (or a Notice of Guaranteed Delivery as described in the answer to Question 9). Do not sign the back of your stock certificates. By signing the Election Form, you agree to surrender for exchange your stock certificate(s), you confirm that your tax identification number is correctly stated on the Election Form, and you confirm that you have complied with all the requirements as stated in the instructions. Please note that if your shares are held in a joint account, signatures of both owners are required on the Election Form.

If you are mailing stock certificates, we recommend that you make copies of your stock certificates and completed Election Form. We also recommend sending them by registered mail, return receipt requested,

1

and insured for at least 1.5% of the market value. This is the amount that it commonly costs to replace a lost certificate. Please do not return any documents directly to River City Bank or Village Bank and Trust Financial Corp.

4.	What happens if I do not send in the Election Form or if I miss the election deadline?

If you do not respond, or if Registrar and Transfer Company does not receive your Election Form prior to the election deadline, or if your Election Form is not completed properly, you will be deemed to have made a “no preference” election as to the form of consideration to be received in exchange for your shares of River City Bank common stock. As a result, as provided in the Merger Agreement, you will receive Village Bank and Trust Financial Corp. common stock in exchange for 80% of your shares of River City Bank common stock and cash in exchange for 20% of your shares of River City Bank common stock.

5.	Am I guaranteed to receive what I ask for on the Election Form?

No. Village Bank and Trust Financial Corp. cannot ensure that all River City Bank shareholders will receive their election choices.

The Merger Agreement contains allocation and proration provisions that are designed to ensure that 80% of the outstanding shares of common stock of River City Bank will be exchanged for shares of Village Bank and Trust Financial Corp. common stock and the remaining 20% of the outstanding shares of River City Bank common stock will be exchanged for cash. After the election deadline, Village Bank and Trust Financial Corp. and the Exchange Agent will calculate the amount of cash and/or shares of Village Bank and Trust Financial Corp. common stock to be distributed to each River City Bank shareholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the Merger Agreement (which was attached as Annex A to the Joint Proxy Statement/Prospectus dated as of August 12, 2008, and mailed to you under separate cover).

•

If River City Bank shareholders elect to receive Village Bank and Trust Financial Corp. common stock for more than 80% of the outstanding shares of River City Bank common stock, the amount of Village Bank and Trust Financial Corp. common stock that shareholders electing to receive all stock would receive from Village Bank and Trust Financial Corp. will be reduced on a pro rata basis. As a result, these River City Bank shareholders will receive cash consideration for any River City Bank shares for which they do not receive Village Bank and Trust Financial Corp. common stock and all River City Bank shareholders who have elected to receive cash will receive cash for their River City Bank shares.

•

If River City Bank shareholders elect to receive cash for more than 20% of the outstanding shares of Village Bank and Trust Financial Corp. common stock, the amount of cash that shareholders electing to receive all cash would receive from Village Bank and Trust Financial Corp. will be reduced on a pro rata basis. As a result, these River City Bank shareholders will receive Village Bank and Trust Financial Corp. common stock for any River City Bank shares for which they do not receive cash and all River City Bank shareholders who have elected to receive Village Bank and Trust Financial Corp. common stock will receive Village Bank and Trust Financial Corp. common stock.

•

If you do not make an election, you will receive Village Bank and Trust Financial Corp. common stock in exchange for 80% of your shares of River City Bank common stock and cash in exchange for 20% of your shares of River City Bank common stock.

•

Neither River City Bank nor Village Bank and Trust Financial Corp. is making any recommendation as to whether River City Bank shareholders should elect to receive cash or Village Bank and Trust Financial Corp. common stock in the merger. Each River City Bank shareholder must make his or her own decision with respect to such election.

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6.	When can I expect to receive my new stock certificates and/or cash?

Assuming that you have made a proper election by the election deadline, we expect that your check and/or Village Bank and Trust Financial Corp. stock certificate(s) will be mailed to you within approximately 10 days after the effective date of the merger, which we expect to happen in the fourth quarter of 2008.

In the event that the Merger Agreement is terminated, Registrar and Transfer Company will promptly return any River City Bank common stock certificates previously submitted with the Election Form. In such event, certificates representing River City Bank common stock held directly by registered holders will be returned by registered mail. If a shareholder prefers an alternate form of return other than by registered mail, the alternate form of return will be made only at the written direction of the holder of River City Bank common stock. It will be made at their expense and risk, and will require a pre-paid, pre-addressed return courier envelope to be sent to the Exchange Agent.

7.	What if I cannot locate my River City Bank stock certificate(s)?

If your River City Bank stock certificate(s) has (have) been lost, stolen or destroyed, you should contact the Registrar and Transfer Company at 800-368-5948 for further instructions before submitting your election form.

8.	What if I hold any of my shares of River City Bank common stock with a broker, bank or other nominee?

You should promptly contact your broker, bank or other nominee and follow their instructions as to the procedures for exchanging your shares of River City Bank common stock.

9.	What if my River City Bank stock certificates are not immediately available or time will not permit my River City Bank stock certificates to be delivered to the Exchange Agent prior to the election deadline?

You may make an election without your River City Bank stock certificates if you submit with your properly completed Election Form the Notice of Guaranteed Delivery included in this package and follow the instructions in that document.

10.	If I elect to receive cash and the merger is completed, how much cash will I receive?

Village Bank and Trust Financial Corp. will pay you $11.00 in cash for each share of River City Bank common stock you own, subject to the allocation and proration procedures described in the Merger Agreement (see Question 5).

11.	If I elect to receive shares of Village Bank and Trust Financial Corp. common stock and the merger is completed, how many shares will I receive?

You will receive one share of Village Bank and Trust Financial Corp. common stock for each share of River City Bank common stock you own, subject to the allocation and proration procedures described in the Merger Agreement (see Question 5), plus cash in lieu of fractional shares you would otherwise receive, as described in the Merger Agreement.

12.	If I elect to receive a combination of cash and shares of Village Bank and Trust Financial Corp. common stock and the merger is completed, what will I receive?

You will receive Village Bank and Trust Financial Corp. common stock in exchange for 80% of your shares of River City Bank common stock and cash in exchange for 20% of your shares of River City Bank common stock.

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13.	If I elect no preference, what will I receive?

You will receive Village Bank and Trust Financial Corp. common stock in exchange for 80% of your shares of River City Bank common stock and cash in exchange for 20% of your shares of River City Bank common stock.

14.	Will I have to pay taxes on the proceeds if my shares are exchanged?

Generally, an exchange involving cash will be treated as a transaction in which gain (or possibly loss) will be recognized. You may refer to the discussion of “Material U.S. Federal Income Tax Consequences of the Merger” in the Joint Proxy Statement/Prospectus dated August 12, 2008, which previously was provided to you. Because individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

15.	Are there any fees associated with the exchange of my River City Bank stock certificate(s)?

There are no fees associated with the exchange, unless you need to replace a missing River City Bank stock certificate.

16.	May I continue to trade my shares after I surrender my stock certificate(s)?

No. Once you submit your River City Bank stock certificates with your Election Form, you may no longer trade your shares of River City Bank common stock unless you revoke your election before the election deadline.

17.	Can I change or revoke my election?

Yes. Your election may be changed or revoked until 5:00 p.m., Eastern Time, on September 25, 2008, which is the election deadline. To change or revoke an election, a written notice of revocation must (a) specify the name of the shareholder having made the election to be changed or revoked, (b) be signed by the shareholder in the same manner as the original signature on the Election Form by which such election was made and (c) be received by the Exchange Agent before the election deadline.

If you change or revoke your election, the Exchange Agent will return your River City Bank stock certificate(s) to you. If you want to make a new election, you must return a properly completed Election Form and resubmit your River City Bank stock certificate(s) (or a Notice of Guaranteed Delivery) before the election deadline.

18.	Can I elect to have a portion of my shares exchanged under different election options?

You can elect only one option for each registered account (an account with a broker, bank or other nominee) in which you hold shares of River City Bank common stock. If you hold River City Bank common stock in more than one registered account, you may choose a different election option for each such registered account.

19.	How will I know when the merger is completed?

Village Bank and Trust Financial Corp. will issue a press release announcing completion of the merger if and when it is completed. You can obtain this information at the Securities and Exchange Commission’s website at www.sec.gov or by calling Registrar and Transfer Company at 800-368-5948.

20.	Who do I call if I have additional questions?

You may contact Registrar and Transfer Company at 800-368-5948.

4

Use this form if you are unable to deliver your River City Bank stock certificate(s), or cannot complete the procedures for book-entry transfer, by the election deadline.

NOTICE OF GUARANTEED DELIVERY

OF

SHARES OF COMMON STOCK

OF

RIVER CITY BANK

(Not To Be Used For Signature Guarantees)

This form must be used in connection with your election if:

(a)	the certificates for your shares of common stock of River City Bank are not immediately available and time will not permit the stock certificates and other required documents to be delivered to the exchange agent on or before 5:00 p.m., Eastern Time, on September 25, 2008 (the “Election Deadline”); or

(b)	the procedures for book-entry transfer cannot be completed before the Election Deadline.

This form and the Election Form may be delivered by hand, mail, or facsimile transmission to the exchange agent, and must be received by the exchange agent on or before the Election Deadline.

The Exchange Agent is:

Registrar and Transfer Company

By Mail or Facsimile: Registrar and Transfer Company Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016 Fax: (908) 497-2311	By Hand / Overnight Courier: Registrar and Transfer Company Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than as set forth above does not constitute valid delivery.

This form is not to be used to guarantee signatures. If a signature on an Election Form is required to be guaranteed by an “eligible institution” under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Election Form.

Ladies and Gentlemen:

The undersigned hereby surrenders to Registrar and Transfer Company, the exchange agent, pursuant to the terms and subject to the conditions set forth in the Joint Proxy Statement/Prospectus dated August 12, 2008 and the related Election Form, receipt of which are hereby acknowledged, the number of shares of common stock of River City Bank set forth below pursuant to the guaranteed delivery procedures outlined in the section of the Joint Proxy Statement/Prospectus entitled “Proposal I – Approval of the Merger and Related Matters – Cash or Common Stock Election; Surrender of Certificates”.

(Please type or print)

Certificate Nos. (if available):	Signature(s)
No. of shares (cash):
No. of shares (stock):
Name(s)	Dated:
Address	If Shares will be delivered by book entry transfer, fill in the applicable account number below:

The Depository Trust Company
DTC Account No.:
Area Code(s) and Telephone Number(s)
Transaction Code No.:

GUARANTEED DELIVERY PROCEDURE

For shareholders whose shares of River City Bank common stock are available, in order for an election to be effective, the exchange agent must receive a properly completed Election Form, accompanied by the River City Bank stock certificate(s) (or a proper guarantee of delivery, as described below) no later than 5:00 p.m., Eastern Time, on September 25, 2008 and the stock certificate(s), Election Form or transfer book-entry shares no later than 5:00 p.m., Eastern Time, on September 25, 2008. Persons whose River City Bank certificate(s) are not immediately available also may make an election by completing the Election Form (or a facsimile thereof) and submitting it to the exchange agent by the election deadline along with this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program or is an “Eligible Guarantor Institution,” as such term is defined in Rule 17AD-15 under the Securities Exchange Act of 1934, as amended (subject to the condition that the certificates, the delivery of which is hereby guaranteed, are in fact delivered to the exchange agent no later than 5:00 p.m., Eastern Time, on October 7, 2008 (the “Guaranteed Delivery Deadline”)).

If the exchange agent does not receive a properly completed Election Form accompanied by all certificate(s) by the Election Deadline (unless a Guarantee of Delivery has been properly completed and delivered by the Election Deadline), the River City Bank shareholder will be deemed to have made no election and (Surviving Company) and the exchange agent will determine the type of merger consideration to be given based on what is available after other River City Bank shareholders have made their elections.

2

DELIVERY GUARANTEE

(NOT TO BE USED FOR A SIGNATURE GUARANTEE)

THE UNDERSIGNED IS A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN “ELIGIBLE GUARANTOR INSTITUTION,” AS SUCH TERM IS DEFINED IN RULE 17AD-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY INTO THE EXCHANGE AGENT’S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED ELECTION FORM (OR FACSIMILE THEREOF) AND ANY OTHER REQUIRED DOCUMENTS, ALL BY 5:00 P.M., EASTERN TIME, ON OCTOBER 7, 2008.

The Eligible Institution that completes this form must communicate the guarantee to the exchange agent and must deliver the Election Form and certificates representing shares of River City Bank common stock to the exchange agent within the time period set forth herein. Failure to do so could result in a financial loss to such Eligible Institution.

Authorized Signature:

Name:
(Please Print)

Title:

Name of Firm:

Address:

(Including Zip Code)

Daytime Area Code and Telephone Number:

Date:

3

ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 25, 2008 (THE “ELECTION DEADLINE”). THE COMPANIES ANTICIPATE THE EFFECTIVE DATE OF THE MERGER WILL OCCUR IN THE FOURTH QUARTER OF 2008.

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

River City Bank and Village Bank and Trust Financial Corp. have agreed to merge. Shareholders of River City Bank and Village Bank and Trust Financial Corp. will vote to approve the merger agreement at meetings to be held on September 30, 2008.

Pursuant to the terms of the merger agreement, which are more fully explained in the Joint Proxy Statement/Prospectus dated August 12, 2008 sent to River City Bank and Village Bank and Trust Financial Corp. shareholders under separate cover, River City Bank shareholders have the following election options, subject to the allocation and proration procedures set forth in the merger agreement. For a more detailed description of the following election options, please see the Joint Proxy Statement/Prospectus.

The election options are:

1.	Exchange all shares of River City Bank common stock for cash. River City Bank shareholders will receive $11.00 in cash for each share of River City Bank common stock owned.

2.	Exchange all shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common stock. River City Bank shareholders will receive one share of Village Bank and Trust Financial Corp. common stock for each share of River City Bank common stock owned. No fractional shares will be issued and River City Bank shareholders will receive a cash payment without interest in lieu of fractional shares.

3.	Exchange all shares of River City Bank common stock for a combination of cash and shares of Village Bank and Trust Financial Corp. common stock. River City Bank shareholders may choose to exchange 80% of their shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common stock and 20% of their shares of River City Bank common stock for cash. No fractional shares will be issued and River City Bank shareholders will receive a cash payment without interest in lieu of fractional shares.

4.	No Preference. If this option is selected, a River City Bank shareholder is indicating that he or she has no preference as to the form of consideration to be received, and such shareholder will receive a combination of cash and Village Bank and Trust Financial Corp. common stock under the terms of Option 3 above.

If no option or more than one option is chosen on the Election Form, it will be treated as a “No Preference” election and the consideration will be provided under the terms of Option 4 above.

Village Bank and Trust Financial Corp. cannot ensure that all River City Bank shareholders will receive their election choices. The merger agreement generally provides that 80% of the outstanding shares of River City Bank common stock will be exchanged for shares of Village Bank and Trust Financial Corp. common stock and that 20% of the outstanding shares of River City Bank common stock will be exchanged for cash. After the election deadline, Village Bank and Trust Financial Corp. and the exchange agent will calculate the amount of cash and/or shares of Village Bank and Trust Financial Corp. common stock to be distributed to each River City Bank shareholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the merger agreement.

If you have any questions, please contact Village Bank and Trust Financial Corp.’s exchange agent, Registrar and Transfer Company, toll free at 1-800-368-5948.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

(1)	The Election Form that enables the River City Bank shareholder to make an election and attach such shareholder’s stock certificate(s), which includes a Substitute Form W-9 to certify such shareholder’s taxpayer identification/social security number.

(2)	The Substitute Form W-9 Guidelines.

(3)	An Election Information Booklet regarding the election process.

(4)	A Notice of Guaranteed Delivery to be used by eligible institutions if none of the procedures for delivering the necessary certificate(s) representing shares of River City Bank common stock can be completed by the expiration date.

(5)	A proposed client letter, which you may wish to use to obtain election instructions from your clients.

YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 25, 2008.

For an election to be valid, a duly executed and properly completed Election Form (or facsimile thereof), including any required signature guarantees and any other documents, should be sent to Registrar and Transfer Company, the exchange agent, together with either certificate(s) representing surrendered shares of River City Bank common stock or timely confirmation of their book-entry transfer, in accordance with the instructions contained in the Election Form.

River City Bank shareholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) and all other documents to the exchange agent, or who cannot complete the procedures for book-entry transfer, prior to the Election Deadline can still make a valid election if they surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery.

No fees or commissions will be payable by River City Bank or any officer, director, shareholder, agent, or other representative of River City Bank to any broker, dealer or other person for soliciting the surrender of shares pursuant to the election (other than fees paid to the exchange agent for their services in connection with the election and exchange process). River City Bank will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

If you have any questions regarding the election, please call the exchange agent, Registrar and Transfer Company, toll free at 1-800-368-5948. Additional copies of the enclosed materials may be obtained from the exchange agent at the same telephone number.

River City Bank	Village Bank and Trust Financial Corp.
/s/ William D. Stegeman	/s/ Thomas W. Winfree
William D. Stegeman	Thomas W. Winfree
President and CEO	President and CEO

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF VILLAGE BANK AND TRUST FINANCIAL CORP. OR RIVER CITY BANK, THE EXCHANGE AGENT, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR TO AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE USE OF THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

ELECTION INFORMATION

The right to make an election will expire at 5:00 p.m., Eastern Time, on September 25, 2008. The time and date of the expiration of the election period is herein referred to as the “election deadline” and is more fully explained in the “Election Information Booklet.” Unless we have otherwise advised you, it is imperative that we receive your properly completed Election Form no later then the election deadline in order to properly fulfill your instructions.

To Our Clients:

On September 30, 2008, shareholders of River City Bank and Village Bank and Trust Financial Corp. will vote to approve the merger agreement by and among River City Bank, Village Bank and Village Bank and Trust Financial Corp. The merger is expected to be completed in the fourth quarter of 2008.

Pursuant to the terms of the merger agreement, which are more fully explained in the Joint Proxy Statement/Prospectus dated August 12, 2008 delivered to you under separate cover, River City Bank shareholders have the following election options, subject to the allocation and proration procedures set forth in the merger agreement. For a more detailed description of the following election options, see the Joint Proxy Statement/Prospectus.

The election options are:

1.	Exchange all shares of River City Bank common stock for cash. River City Bank shareholders will receive $11.00 in cash for each share of River City Bank common stock owned.

2.	Exchange all shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common stock. River City Bank shareholders will receive one share of Village Bank and Trust Financial Corp. common stock for each share of River City Bank common stock owned. No fractional shares will be issued and River City Bank shareholders will receive a cash payment without interest in lieu of fractional shares.

3.	Exchange all shares of River City Bank common stock for a combination of cash and shares of Village Bank and Trust Financial Corp. common stock. River City Bank shareholders may choose to exchange 80% of their shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common stock and 20% of their shares of River City Bank common stock for cash. No fractional shares will be issued and River City Bank shareholders will receive a cash payment without interest in lieu of fractional shares.

4.	No Preference. If this option is selected, a River City Bank shareholder is indicating that he or she has no preference as to the form of consideration to be received, and such shareholder will receive a combination of cash and Village Bank and Trust Financial Corp. common stock under the terms of Option 3 above.

If no option or more than one option is chosen under “Election Options” on the back page of this letter, you will be deemed to have elected “No Preference” and the consideration will be provided under the terms of Option 4 above.

Because we are the holder of record for your shares, only we can make an election for your shares in accordance with your instructions. Please instruct us on how to exchange your shares of River City Bank common stock for cash, shares of Village Bank and Trust Financial Corp. common stock or a combination of cash and shares of Village Bank and Trust Financial Corp. common stock. If you do not make an election, we will not make an election for you.

Please note the following:

•

The election period expires at 5:00 p.m., Eastern Time, on September 25, 2008. Unless we have otherwise advised you, it is imperative that we receive your instructions prior to our processing deadline.

•

If you miss our processing deadline, we may be unable to comply with your election preference. If we do not receive your instructions in time to make an election for your River City Bank shares, 80% of your shares of River City Bank common stock will be converted into the right to receive Village Bank and Trust Financial Corp. common stock and 20% of your shares of River City Bank common stock will be converted into the right to receive cash.

•

Village Bank and Trust Financial Corp. cannot ensure that all River City Bank shareholders will receive their election choices. The merger agreement generally provides that 80% of the outstanding shares of River City Bank common stock will be exchanged for shares of Village Bank and Trust Financial Corp. common stock and that 20% of the outstanding shares of River City Bank common stock will be exchanged for cash. After the election deadline, Village Bank and Trust Financial Corp. and the exchange agent will calculate the amount of cash and/or shares of Village Bank and Trust Financial Corp. common stock to be distributed to each River City Bank shareholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the merger agreement. If River City Bank shareholders owning more than 80% of the outstanding shares of River City Bank common stock elect to receive shares of Village Bank and Trust Financial Corp. common stock for their shares, the amount of Village Bank and Trust Financial Corp. common stock that each such River City Bank shareholder electing all stock would receive from Village Bank and Trust Financial Corp. will be reduced on a pro rata basis. As a result of that pro rata reduction, these River City Bank shareholders will receive cash for any River City Bank shares for which they do not receive Village Bank and Trust Financial Corp. common stock. Similarly, if shareholders owning more than 20% of the outstanding shares of River City Bank common stock elect to receive cash for such shares, the amount of cash that each such River City Bank shareholder electing all cash would receive from Village Bank and Trust Financial Corp. will be reduced on a pro rata basis. As a result of that pro rata reduction, these River City Bank shareholders will receive Village Bank and Trust Financial Corp. common stock for any River City Bank shares for which they do not receive cash.

Please provide your signed instructions below:

ELECTION OPTIONS

☐        Exchange all shares of River City Bank common stock for cash.

☐        Exchange all shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common  stock.

☐        Exchange 80% shares of River City Bank common stock for shares of Village Bank and Trust Financial Corp. common  stock and the balance for cash.

☐        No Preference.

Account Number

If you do not elect one of these options, Village Bank and Trust Financial Corp. and the exchange agent will assume you have no preference and will determine the type of consideration you will receive based on the allocation and proration procedures described in the merger agreement.

Signature of Shareholder	Signature of Shareholder	Area Code and Daytime Phone

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING SHAREHOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT YOUR BROKER OR FINANCIAL ADVISOR DIRECTLY.

PROMPT ACTION IS REQUESTED.

Village Bank and Trust Financial Corp. / River City Bank

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•	An individual who is a U.S. citizen or U.S. resident alien,

•	A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

•	An estate (other than a foreign estate), or

•	A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•	The U.S. owner of a disregarded entity and not the entity,

•	The U.S. grantor or other owner of a grantor trust and not the trust, and

•	The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

Cat. No. 10231X

Form W-9

(Rev. October 2007)

Department of the Treasury

Internal Revenue Service

Form W-9 (Rev. 10-2007)	Page 2

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules regarding partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.

For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

Form W-9 (Rev. 10-2007)	Page 3

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for …	THEN the payment is exempt for …

Interest and dividend payments	All exempt payees except for 9

Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt payees 1 through 5

Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Form W-9 (Rev. 10-2007)	Page 4

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]

b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]

5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]

For this type of account:	Give name and EIN of:

6. Disregarded entity not owned by an individual	The owner

7. A valid trust, estate, or pension trust	Legal entity [4]

8. Corporate or LLC electing corporate status on Form 8832	The corporation

9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10. Partnership or multi-member LLC	The partnership

11. A broker or registered nominee	The broker or nominee

12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.

[4]

List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules regarding partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,

•	Ensure your employer is protecting your SSN, and

•	Be careful when choosing a tax preparer.

Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

Visit the IRS website at w ww.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.